Mail Stop 3561

August 11, 2006

<u>Via Fax & U.S. Mail</u>

Mr. David Lazzarato,
  Executive Vice President & Chief Financial Officer
ALLIANCE ATLANTIS COMMUNICATIONS, INC.
121 Bloor Street East, Suite 1500
Toronto, Ontario M4W 3M5

> **Re: Alliance Atlantis Communications, Inc.**
> **Form 40-F for the year ended December 31, 2005**
> **File No. 0-27546**

Dear Mr. Lazzarato:

We have completed our review of your Form 40-F and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief